EXHIBIT 99.1

Dr. C.E. Wilhelmsson and Mr. S. Lance Nominated to Crucell's Supervisory Board

LEIDEN, The Netherlands, April 29, 2003 (PRIMEZONE) -- Dutch vaccine and antibody company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today the nomination of Dr. C.E. Wilhelmsson and Mr. S. Lance to its Supervisory Board. The nominations will be presented at the Annual General Shareholders Meeting on May 22, 2003. Upon acceptance of the nominations, Dr. Wilhelmsson's appointment would take place immediately, while Mr. Lance's appointment would be effective January 1, 2004.

Dr. Wilhelmsson (64) was Executive Director R&D of AstraZeneca from 1999 until July 2002, where he was responsible for AstraZeneca's global R&D. Dr. Wilhelmsson joined Astra in 1985 and held various positions until the company merged with Zeneca in 1999. Prior to Astra, Dr. Wilhelmsson was a lecturer and researcher at the University of Goteborg in Sweden, where he also completed his medical education and PhD. He currently serves on the boards of a number of biotechnology companies and is Chairman of the board of Gyros AB. Dr. Wilhelmsson previously served on the board of AstraZeneca PLC.

Mr. Lance (55) is the Chairman of Chiron Corporation. He joined Chiron as President and Chief Executive Officer in 1998 and since that time Chiron has outperformed the NASDAQ Biotech Index by 175%. From 1985 to 1998 he was employed at Glaxo Holdings where his last position was Group Chief Operating Officer and CEO Designate. Mr. Lance is a Chartered Company Secretary and Administrator and he also holds a post-graduate qualification in Advanced Financial Management. Mr. Lance is a past President of the International Federation of Pharmaceutical Manufacturers Association (IFPMA). Mr. Lance is currently Chairman of the Board of Directors for the Global Alliance for TB Drug Development (GATB) and is a member of the Board of Directors of the California Healthcare Institute (CHI).

"As Crucell evolves from a technology orientated company to a company driving product development, it is important that we seek the appropriate guidance," said Dinko Valerio, President and CEO of Crucell. "Both Dr. Wilhelmsson and Mr. Lance have significant and valuable experience that fits well with our focus. Dr. Wilhelmsson has experience in taking products from the laboratory to clinic and onto registration. Mr. Lance has considerable knowledge in streamlining and transforming organizations into profitable businesses. I am very pleased that they have both agreed to join Crucell's Supervisory Board."

About Crucell

Crucell N.V. develops biopharmaceuticals that use the human immune system to combat infectious diseases and other conditions. Crucell leverages its patented technologies, PER.C6(TM), AdVac(TM), and MAbstract(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Crucell and DSM Biologics have formed an alliance to develop and produce recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for a HIV vaccine and the National Institutes of Health (NIH) for an Ebola vaccine. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

CONTACT: Crucell N.V.
         Louise Dolfing, Communications Officer
         Tel. +31 (0)71 524 8863
         l.dolfing@crucell.com